UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Maria Kurnosova
2/4 Letnikovskaya Street, 115114, Moscow, Russia
+7 (495) 737-73-55
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Public Joint-Stock Company «Bank Otkritie Financial Corporation»

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,426,733

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,426,733

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,426,733

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.93%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BK

1
Based on 46,654,783 Class B ordinary shares outstanding as of December 31, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 28, 2018. The 21,426,733 Class B ordinary shares referred to above represent approximately 35.16% of the total outstanding share capital of the Issuer, based on 60,932,654 Class A and Class B ordinary shares outstanding as of December 31, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 28, 2018.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed by Public Joint Stock Company “Bank Otkritie Financial Corporation” (“Bank Otkritie”) to amend the Schedule 13D related to the Class B ordinary shares (“Class B Shares”) of QIWI plc (“QIWI”) previously filed by Bank Otkritie with the Securities and Exchange Commission on October 19, 2017, previously amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on December 29, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)
On May 4, 2018, Bank Otkritie’s counterparty in an equity repurchase transaction failed to transfer to Bank Otkritie the securities purchase amount which became due under this equity repurchase transaction on such date.  As a result, this equity repurchase transaction was cancelled pursuant to a settlement procedure whereby the counterparty was released from its obligation to pay the securities purchase amount to Bank Otkritie and Bank Otkritie became owner of 9,652,297 QIWI ADSs, with a market value of 1,150 roubles per ADS as of May 4, 2018.

(d)
Bank Otkritie expects to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering Class B ordinary shares and ADSs it beneficially owns, and also may loan, pledge, hypothecate or sell Class B ordinary shares and QIWI ADSs to third parties. Such third parties may then hold an interest in some or all of Bank Otkritie’s QIWI ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such QIWI ADSs.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018
Public Joint-Stock Company «Bank Otkritie Financial Corporation»

/s/ M. M. Zadornov
Name

President - Chairman of the Management Board
Title

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation
The Central Bank of the Russian Federation	107016, Russia, Moscow, Neglinnaya st., 12	Russian Federation

Individuals:

Name:	Title/Principal Occupation or Employment	Citizenship
Mikhail Mishailovich Zadornov	Member of the Board of Directors, President – Chairman of the Management Board of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Andrey Fedorovich Golikov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexey Vladimirovich Moiseev	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Denis Stanislavovich Morozov	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Alexey Yurievich Simanovskiy	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Elena Borisovna Titova	Member of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Ksenia Valentinovna Yudaeva	Chairperson of the Board of Directors of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Aleksandr Konstantinovich Sokolov	Member of the Management Board of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Veniamin Aleksandrovich Polyantsev	Member of the Management Board of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Sergey Georgievich Rusanov	Member of the Management Board of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Nadia Narimanovna Cherkasova	Member of the Management Board of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Viktor Andreevich Nikolaev	Member of the Management Board of Public Joint-Stock Company «Bank Otkritie Financial Corporation»	Russian Federation

Each individual listed in the table above disclaims beneficial ownership of the Class B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B Shares

(a)	Amount Beneficially Owned
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	21,426,733

(b)	Percent of class
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	45.93%

(c)	Number of Shares:
	(i) Sole power to vote or to direct the vote:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	21,426,733

	(ii) Shared power to vote or to direct the vote:	0
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»

	(iii) Sole power to dispose or to direct the disposition of:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	21,426,733

	(iv) Shared power to dispose or to direct the disposition of:
	Public Joint-Stock Company «Bank Otkritie Financial Corporation»	0